SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated October 25, 2018

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒           Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐           No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐           No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐           No: ☒

Enclosures:

Nokia stock exchange release dated October 25, 2018: Nokia announces plans to accelerate strategy execution, sharpen customer focus, and maintain long-term cost leadership

Nokia Corporation
Stock Exchange Release
October 25, 2018 at 08:00 (CET +1)

Nokia announces plans to accelerate strategy execution, sharpen customer focus, and maintain long-term cost leadership

•                  Better aligns structure to strategy with improved customer focus

•                  Optimizes operating model to maintain competitive advantage

•                  Positions company for long-term 5G leadership

•                  Targets EUR 700m in non-IFRS annual cost savings by end of 2020

•                  Reaffirms commitment to full-year 2020 non-IFRS operating margin and diluted earnings per share guidance for Nokia Group

•                  Announces Kathrin Buvac has been nominated as President of Enterprise, commencing January 1, 2019, and remaining on the Nokia Group Leadership Team

Espoo, Finland — Nokia today announces plans to accelerate progress in its strategic growth areas, further sharpen customer focus, and significantly reduce costs.

“Nokia has made considerable progress in executing on its strategy, with excellent momentum in providing high-performance end-to-end networks, targeting new enterprise segments and creating a standalone software business,” said Rajeev Suri, President and CEO. “Our early progress in 5G is extremely strong, we continue to increase our investment in this critical technology, and our win rate for new deals suggests that we are in a very good competitive position.”

“With the successful Alcatel-Lucent integration and cost-saving program soon to be behind us, we are taking steps to accelerate the execution of our strategy and sharpen our customer focus. We will also redouble our efforts to ensure that Nokia’s disciplined operating model remains a source of competitive advantage for us, and that we maintain our position as the industry leader in cost management, productivity and efficiency. We noted earlier this year that we would need to take further cost actions in order to deliver on our 2020 guidance. Today, we are quantifying those actions and raising the certainty that we can meet those commitments,” Suri said.

Strategy acceleration

Nokia continues to execute well on its strategy, with a particular focus on high-performance, end-to-end networks, expansion into new enterprise segments, building a standalone software business, and generating significant licensing revenues.

To accelerate this momentum and increase customer focus as the 5G era begins, Nokia plans to realign parts of its organization, including:

•                  Creating a new Enterprise Business Group that consolidates a range of existing, fast-growing activities into one focused organization reporting directly to the President and CEO.

•                  Accelerating Nokia’s strong momentum in 5G by sharpening the focus of the Mobile Networks Business Group to be on mobile radio products.

•                  Strengthening Nokia’s capability to deliver industry-leading, fully-integrated and tested Cloud Core solutions by aligning both resources and accountability to the Nokia Software Business Group.

Kathrin Buvac has been nominated as President of Enterprise. She is currently the Chief Strategy Officer for Nokia and has successfully led the company strategy through significant transformations over the last five years. She will remain on the Group Leadership Team.

“These planned changes will strengthen our ability to provide best-in-class mobile radio and Cloud Core solutions to our communication service provider customers,” said Suri. “On the enterprise side, our strategy has been to target high-growth, high-margin opportunities with a limited set of companies needing telco-grade networks. Our strong results to-date have validated this approach and we are taking steps to build even further on our progress.”

These changes, which are planned to come into effect on January 1, 2019, are subject to consultation with employee representatives where appropriate.

Restructuring program

Nokia is targeting to reduce of its non-IFRS annualized operating expenses and production overheads by EUR 700m by the end of 2020 compared to the end of 2018, of which EUR 500m is expected from operating expenses. Nokia plans for these savings to come from a wide range of areas, including investments in digitalization to drive more automation and productivity; further process and tool simplification; significant reductions in central support functions to reach best-in-class cost levels; prioritization of R&D programs to best create long-term value; a sharp reduction of R&D in legacy products; driving efficiency from further application of our best-in-class common software foundation and innovative software development techniques; the consolidation of selected cross-company activities; and further reductions in real estate and other overhead costs.

These planned changes are expected to result in a net reduction of employees globally. Such reductions will be subject to local consultation requirements with employee representatives, once detailed plans are developed. It is expected that the one-time costs of implementing these planned changes is EUR 900m, with an impact on cash flow of approximately EUR 900m.

“Our industry is one where a constant focus on costs is essential,” said Suri. “The plan we are announcing today is the logical step to take as the completion of our Alcatel-Lucent-related cost saving program draws near. Since the acquisition closed, we have been integrating and capturing synergies and now it is time to focus on optimizing and ensuring that we are lean in every part of our business.

Even if these actions are right for our business, we do not take them lightly given the expected impact on our employees. We will strive to do right for those people affected by the planned changes, acting transparently and providing transition and support to those who need it.”

2020 guidance

Nokia reiterates the guidance issued earlier today in its third-quarter earnings report for Nokia Group non-IFRS operating margin of 12-16% and diluted earnings per share guidance of EUR 0.37 - 0.42 in full year 2020.

Additional financial information related to Nokia Software and Enterprise is planned to be provided starting with Q1 2019 results.

Nokia’s analyst conference call will begin on October 25, 2018 at 3 p.m. Finnish time. A link to the webcast of the conference call will be available at www.nokia.com/financials. Media representatives can listen in via the link on that website, or alternatively call +1 412 317 5210.

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia’s current expectations and views of future developments and include statements regarding: A) expectations, plans or benefits related to our strategies and growth management; B) expectations, plans or benefits related to future performance of our businesses; C) expectations and targets regarding financial performance, results, operating expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding market developments, general economic conditions and structural changes; F) our ability to integrate acquired businesses into our operations and achieve the targeted business plans and benefits, including targeted benefits, synergies, cost savings and efficiencies; G) expectations, plans or benefits related to any future collaboration or to business collaboration agreements or patent license agreements or arbitration awards, including income to be received under any collaboration or partnership, agreement or award; H) timing of the deliveries of our products and services, including our expectations around the rollout of 5G services; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions; and L) statements preceded by or including “believe”, “expect”, “expectations”, “commit”, “anticipate”, “foresee”, “sees”, “target”, “estimate”, “designed”, “aim”, “plans”, “intends”, “focus”, “continue”, “project”, “should”, “is to”, “will” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future.  Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our strategy is subject to various risks and uncertainties and we may be unable to successfully implement our strategic plans, sustain or improve the operational and financial performance of our business groups, correctly identify or successfully pursue business opportunities or otherwise grow our business; 2) general economic and market conditions and other developments in the economies where we operate, including the timeline for the deployment of 5G and our ability to successfully capitalize on that deployment; 3) competition and our ability to effectively and profitably invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 4) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries and our own R&D capabilities and investments; 5) our dependence on a limited number of customers and large multi-year agreements; 6) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies generally and our ability to implement changes to our organizational and operational structure efficiently; 7) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 8) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of acquisitions, including the acquisition of Alcatel-Lucent; 9) exchange rate fluctuations, as well as hedging activities; 10) our ability to retain, motivate, develop and recruit appropriately skilled employees; 11) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our geographically-concentrated production sites; 12) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business; 13) our ability to achieve targeted benefits from, or successfully implement planned transactions, as well as the liabilities related thereto; 14) pension costs, employee fund-related costs, and healthcare costs; as well as the risk factors specified on pages 71 to 89 of our 2017 annual report on Form 20-F published on March 22, 2018 under “Operating and financial review and prospects-Risk factors” and in our other filings or documents furnished with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience. www.nokia.com

Media Inquiries

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2018	Nokia Corporation

	By:	/s/ Esa Niinimäki
Name: Esa Niinimäki
Title: Vice President, Corporate Legal